MIKE THE PIKE PRODUCTIONS, INC.
9419 East San Salvador, Suite 105-B8
Scottsdale, AZ 85258

January 7, 2015

Via Edgar

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:         Mike the Pike Productions, Inc.
Form 10-12G
Filed October 27, 2014
File No. 000-55298

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated November 21, 2014 concerning Mike the Pike Productions, Inc. (the “Company”), and the Form 10-12G referenced above.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. Please confirm your understanding. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it goes effective with material deficiencies, if applicable, and refiling it.

The Company understands that it will become subject to the reporting requirements of the Securities Exchange Act of 1934 upon effectiveness, even if the Commission has not completed its review of our filing.

2. Your disclosure on page 11 that your stock is quoted on the OTC Bulletin Board and the OTC Markets seems to contract your disclosure on page 18 that your stock is quoted only on the OTC Bulletin Board. In addition, we were unable to locate your stock on the OTC Bulletin Board website at http://www.otcbb.com/asp/symbol.asp?issues=AllOTCBB&searchby=symbol&searchfor=MIKP&searchwith=starting&x=0&y=0, and the OTC Markets Group Inc.’s website at http://www.otcmarkets.com/stock/MIKP/quote states it “it has discontinued the display of quotes . . for this security.” Please advise and revise throughout for consistency. In addition, we note your disclosure on page 10 that the trading of your shares was halted by the SEC and FINRA. Please disclose the circumstances under which the trading of your shares was halted. In your response, please tell us if this occurred under a previous name of your company.

Trading of the company’s shares was halted due to the issuance of press releases that the Commission stated raised concerns regarding the adequacy and accuracy of information on the company regarding press releases and financial information.. The company’s stock is currently trading on OTCMarkets PinkSheets tier. We have modified the language of our disclosure accordingly.

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

3. Depending on your response to our comment above, it appears that you may qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose.

We have added the requested disclosure on page 3 of the Business Overview, and page 41 of Management’s Discussion and Analysis

Business, page 4

4.Please substantially revise your business section to disclose how you intend to achieve your business goals. In this regard, we note the description of your goals on page 6 in your Future Acquisitions section. Disclose the steps you intend to take to accomplish your goals, a timeline of when you intend to take such steps, an estimated budget for each step, the challenges you may face in accomplishing each step and what steps you have taken so far to accomplish your goals. In addition, we note your disclosure that you will require additional financing to achieve your business goals. If financing is currently not available to you, please make that clear. Please disclose the amount your currently have in your treasury and your current monthly “burn rate.”

We have edited this section to read:

“Mike The Pike Productions Inc. is a Wyoming Corporation with headquarters in Scottsdale, Arizona. The Company’s primary operations include motion picture/entertainment content development, production & distribution, graphic novels, and literary assets. It is the Company’s belief that it chooses its endeavors carefully and projects are initiated when the Company feels that commercial prospects are viable and investment risk is mitigated wherever possible, in the form of tax incentives, in-kind gifts, deferred compensation or services rendered for equity participation in favor of cash, etc.. As well, management takes responsibility for personally evaluating content, budgets, historical data, current trends, branding and talent with a passion and focus for the creative process on everything we do.

The company currently consists of:

•
 Mike The Pike Productions Inc.: An independent studio that develops and produces entertainment content for worldwide markets. As well, the Company has a focus on identifying and securing literary assets toward adaptation to film/television/new media.

•
Saint James Films: wholly owned subsidiary: A genre/grindhouse cinema studio that develops, produces and licenses highly entertaining genre films for worldwide markets. The company has produced and/or acquired 7 feature films to date.

•
Spokefish Entertainment: A graphic novel partnership between Mike The Pike Productions Inc. and Spoke Lane Entertainment which publishes graphic novel assets toward sales and film rights/screen adaptations. The Company has a 50% interest in the partnership.

•
ServeNation: A subsidiary which holds a U.S. non-provisional patent application with USPTO for a process involving automated charitable donations via debit card, Near Field Communication and other methods.

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

We are in the development stage and consequently the Company is subject to risks associated with development stage companies, including the uncertainty of the Company's technology and intellectual property resulting in successful commercial products or services as well as the marketing and customer acceptance of such products or services; competition from larger studios and dependence on strategic partnerships. To achieve successful operations, the Company will require additional capital to finance the acquisition of film and literary properties, development of new media properties, marketing and the creation and rendering of ‘third’ screen content (tablets, mobile phones, etc.). Currently, financing is not readily available to the Company and the Company will be seeking debt or equity partners to satisfy our needs on an ongoing basis until revenues, if any, suffice toward sustainable growth without the need for financing.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”).”

5. Please briefly explain how you are currently making money.

We have added the following language:

“The Company currently earns receivables through sales commitments for its film slate in Saint James Films, LLC (subsidiary) but has limited access to capital as its projects are either in their infancy and/or have not reached a stage in their production cycle to a point where they are able to be monetized, or the Company has participation in project(s) which are ready to be monetized but are in a phase of discovery as such toward the best possible financial outcome for all involved.  The Company currently has $2500 in its treasury with a monthly burn rate of approximately $1500 which, if not available to the Company, is provided by the CEO in the form of a loan and/or paid-in capital.”

Overview, page 4

6. Please add a brief description of your subsidiary ServeNation, Inc. or advise. Refer to page F-19 of your registration statement and your website at http://mtpprods.com/press- releases/.

We have added the following language:

“ServeNation is a wholly-owned subsidiary of Mike The Pike Productions, Inc.  It was a company formed to develop prepaid debit card products, but it has been decided that our focus will be solely in the realm of entertainment and new media.  ServeNation, Inc. currently has an active non-provisional patent application with USPTO regarding a patent-pending process for automated charitable donations. “

7. We note your disclosure on page 4 that you have a partnership agreement with Spoke Lane Entertainment. Please disclose the material terms of this agreement and file it as an exhibit to your registration statement with the next amendment.

We have added the following language:

“Mike The Pike Productions is partnered with Spoke Lane Entertainment for the purpose of funding, creating and distributing a slate of Graphic Novels.  Mike The Pike Productions, Inc. is a Producer and Financier on the books in exchange for 20% return on investment plus 50% of profits.”

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

8. If material to your business, please describe your relationship with TomCat Films, LLC here. Refer to Exhibit 10.2 of your registration statement.

We have added the following language:

“TomCat Films, LLC is a reputable international sales agent for motion pictures helmed by industry veteran, Ted Chalmers.  Mike The Pike Productions, Inc., via its subsidiary, Saint James Films, LLC, has an agreement with TomCat in which TomCat will sell rights to the films in worldwide territories on behalf of Saint James Films, LLC.  Currently they are selling rights to our films.”

Business, page 4

9. Please describe how you ensure that “commercial prospects are reasonably assured” and how you mitigate investment risks on page 4 or indicate it is your belief that you choose endeavors that are reasonably assured.

Please see our answer to #4 above.

Forecasted Sales and Operations, page 5

10. Please disclose the basis for the expected sales amounts presented here and why you believe such expectations are reasonable.

We have revised this section to read:

“Mike the Pike Productions does not anticipate revenues by EOY 2014, however expects its existing passive or active participation in feature film, literary properties and graphic novels to provide a positive return for the Company.  As well, the Company intends to launch at least 2 new media channels each year for the next 2 years, the first of which will feature short-form horror content (short films, videos and webisodes) along with contests, convention coverage and industry news and will rely on ad-based compensation via YouTube and on its own separate website.

•	For EOY 2015, the Company believes it can achieve total revenues to exceed $150,000.
•	For EOY 2016, the Company believes it can achieve total revenues to exceed $200,000.
•	For EOY 2017, the Company believes it can achieve total revenues to exceed $250,000.

The Company cannot assure it will achieve these goals. As the Company has limited cash flow from operations, its ability to maintain normal operations is entirely dependent upon obtaining adequate cash to finance its endeavors.  The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the SEC. This section should be read together with the audited consolidated financial statements of the Company and related notes set forth elsewhere in this Form.”

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

11. Your disclosure on page 6 that “Mike the Pike Productions Inc. has a track record for identifying strong prospects for financial return” seems to contradict your disclosure on page 5 that you “are in the development stage” and that you are subject to risks, including “the uncertainty of [your] technology and intellectual property resulting in successful commercial products or services as well as the marketing and customer acceptance of such products or services.” Please revise for consistency.

We have revised this section to read:

“Mike The Pike Productions Inc., and/or its subsidiaries, partnerships, will also pursue the goals below:

•
Understand customer habits, competition and overall, the ever-evolving entertainment and new media industries, toward becoming a successful, contending mini-major studio. This is an ongoing learning process.

•
Harvest an operating new media division including website(s) and/or channel(s) featuring both original and licensed content. The cost to launch this objective will be approximately $5000, including website design and initial marketing expenses for our first channel/website.  We intend to launch HorrorHive, a website and YouTube channel(s) devoted to short-form horror content from up and coming filmmakers and writers interested in the genre.  The conception for this fan/filmmaker site feature short films, trailers, webisodes and coverage of horror conventions and industry news as well as featured podcasts from third-party participants.  Though capital is not currently available, the CEO has committed to loaning the start-up costs to the Company or providing paid-in capital to complete this objective by June of 2015.  A website coder and designer has been identified as willing and able to complete the task to the Company’s standards. As well, we have a verbal agreement with Open Sign Productions, LLC of Fort Wayne, Indiana to provide production services for webisodes and convention coverage/interviews in exchange for 10% equity participation in the channel’s net revenues and in exchange for film equipment purchased by the Company’s CEO including lights, lenses and special effects software for Adobe After Effects.  We will commemorate the Agreement in long-form with a written Agreement in Q1 2015, prior to launch.

•
Identify and acquire film/tv/new media rights to literary properties with the intent to develop projects independently and/or partner with larger companies/studios to leverage overall potential for financial return, wherever possible. This is an ongoing discovery agenda in which the Company may never act until and unless a viable literary property is identified and capital is available for this objective.  Currently the Company has an active offer to Option a multi-book award winning graphic novel series with terms that have been verbally accepted by its authors/owners.  The Company plans to Option the material in Q1 of 2015, if at all available.  The terms of the Option have been agreed to and the Option price will be furnished by the Company’s CEO in the form of a loan or paid-in capital if the Company does not have sufficient capital to do so.

•
Create a sustainable production flow in its subsidiary, Saint James Films, LLC, creating and/or acquiring up to 5 salable projects per year with the intention of building relationships with up and coming talent while building the company's title library toward additional worldwide licensing revenues. This objective will only be possible with a raise of paid-in capital, venture debt or equity partners in the amount of $150,000 based on current sales projections for similar themed films of similar quality. Projects will be produced only if pre-approved by TomCat Films or another reputable distributor for licensing. Currently TomCat has approved a proposed slate.  It will take up to 24 months to realize net revenues, if at all, from each project produced. We intend to create an executive summary for raise of funds by the end of 2015 and, if successful, will begin pre-production on at least 1 project immediately.

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

•
Streamline business processes to operate economically. Reduce the overall expenditures. The CFO and CEO will work together in Q1 2015 to develop efficient practice protocol in line with existing strategies, such as partnering with third parties which will share development and production expense in exchange for equity in the particular project for which we are partnered.   Produce, Executive Produce or otherwise significantly participate, financially and/or creatively as Mike The Pike Productions Inc., and/or its subsidiaries, in motion pictures (film, television, new media) toward a financial return and/or elevation of brand toward access to additional opportunities which may grow the Company. This is an ongoing goal that the Company is actively practicing via its projects as listed below.

We believe that our stated goals can be reached, based on the experience of our management team as well as our creative and professional alliances, all of which have extensive experience in the entertainment industry, particularly the world of feature films and television. Mike The Pike Productions Inc. aims to establish a track record for identifying strong prospects for financial return and has already secured positions in industry-relevant motion picture(s) and literary asset(s) with vested equity toward speculative returns. The company has weathered, to date, significant changes in and evolution of the entertainment industry as a whole, including increased supply, shift in viewing behavior and buying habits and a highly competitive distribution landscape. The Company’s goal is to foster projects to a point where they are generating revenue toward sustainable growth and additional opportunities to increase brand awareness and an impactful reputation in the entertainment industry.

The Company currently is invested in the amount of $87,510.66 in a sci-fi feature, for which it also acts as an Executive Producer and Mr. Newbauer as a Producer.  Mike The Pike Productions as an Investor shall be repaid one hundred and fifteen percent (115%) of the investment in the Picture, pari pasu with other investors from first monies actually received from the exploitation of the Picture. Prior to recoupment by Mike the Pike Productions, certain third party fees and expenses including, but not limited to, distribution fees and expenses, and/or sales agency fees and expenses, will be paid from the first proceeds generated by the Picture, which third party payments shall take priority over repayment to Mike the Pike Productions. Upon repayment of all sums due to all investors, the parties shall share equally in any profits actually paid to the production. Fifty percent (50%) of One Hundred (100%) percent of the profits shall be accorded to all the investors.

As well, the Company currently holds a 12.5% passive revenue share in the potential exploitation of television, film, video game and merchandising rights to a certain award winning literary property in addition to recoupable expenditures of $50,000.

The Company currently holds a 50% equity stake in a graphic novel slate after repayment of 120% of the investment in the slate.  Investment to date has been $45,783 and 1 of 3 books have been completed to date.

The Company also owns a library of films via its subsidiary, Saint James Films, LLC that are currently accruing receivables via sales in worldwide territories.

The Company, via its subsidiary, ServeNation, Inc., currently has a non-provisional U.S. patent application submitted to USPTO for a unique process for automated charitable donations using debit cards, Near Field Communications.  The Company hopes to have its application approved toward licensing the process to entities involved in fundraising for non-profit organizations, schools, sports teams, among others.

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

The Company also has the rights to two feature film screenplays entitled ‘Children of the Night’ and ‘Fish in a Barrel’ which it seeks to develop, produce and distribute when, if at all, risks can be mitigated to the point where the Company is comfortable securing capital toward a net positive return.”

12. We note your disclosure that your have secured positions in industry-relevant motion picture(s) and literary asset(s) with vested equity toward speculative returns and that you have been successful in securing an attractive projects base during the recent economic down turn. Please disclose the details of the positions that you have secured and the amount of invested equity. In addition, disclose the components of your projects base and any other information you believe is helpful for investor’s understanding of your projects base.

Please see our response to #11 above.

Future Acquisitions, page 6

13. Please describe the “one or more new media channels” you hope to acquire and how you intend to finance such acquisitions. In addition, tell us how you intend to “monetize projects” by disclosing whether you have any current financing plans. In this regard, we note your disclosure on page 18 that “510,000 shares of common stock are being, or have been publicly proposed to be publicly offered by the Company.” We also note your disclosure that you intend to enter into negotiations with other companies “with the objective of exploring possible joint ventures and mergers.” Please disclose whether you currently have any understandings or agreements with any companies related to acquisitions of businesses or divestitures. In this regard, we note your disclosure on page 18 that Mr. Newbauer is a shareholder in at least one potential acquisition candidate and that “[o]nce terms are finalized, the Company will fully disclose the same.”

We have revised this section to state:

“Over the next twelve months, Mike The Pike Productions Inc. seeks to identify and option or purchase literary properties which the Company finds, if at all, to be viable toward adaptation for feature film, television and/or new media outlets.  The Company has currently identified an award-winning multi-book series that it plans to Option in Q1 of 2015, if at all.  The terms of the Option have been agreed to and the Option price will be furnished by the Company’s CEO if the Company does not have sufficient capital to do so.

As well, the Company intends to develop and package at least one original feature film based on an original screenplay (working title: Ghosthunters) toward production with worldwide distribution. If capital is not readily available for these goals, we intend to aggressively seek financing via venture debt or an equity partner(s), though the Company cannot in any way guarantee we can achieve such opportunities. The Company also hopes to identify a viable post-production facility for acquisition for which it hopes to utilize Company stock for purchase, if one can be identified at all and if, at the time of identification, it is feasible to do so.

The Company also intends to monetize projects it currently has an active or passive stake in, when and where available, including feature film, White Space, George R.R. Martin's The Skin Trade, The Saint James Films library and R.E.M., a graphic novel the Company is executive producing in a partnership with Spoke Lane Entertainment, with whom it is producing at least 2 additional books. The Company notes that these are highly speculative projects and may never be monetized; however the Company will use its best efforts to do so.”

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

14. Please describe the rights you have with the properties / titles listed on page 6.

Please see our responses to #10-13 above.

Risk Factors, page 8

Risk Factors Related to Our Common Stock and Market Liquidity, page 10

We cannot assure you that the common stock will become liquid, page 11

15. Please clarify what you mean by “if we failed to meet the criteria set forth in the SEC regulations” by identifying such “criteria.” However, if you are referring to whether your common stock will meet the definition of “penny stock” as defined in Rule 3a51-1 under the Exchange Act, please consider removing this part of the risk factor as you discuss this issue in the following risk factor.

The requested language has been removed.

Consolidated Financial Statements, page F-1

16. Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

The financial statements have been updated accordingly.

Notes to the Consolidated Financial Statements, page F-6

Note 7: Stockholders’ Equity/(Deficit), page F-11

17. Please disclose the material terms and conditions of the preferred stock that has been issued, including dividend requirements and preferential rights.

This section has been revised to state:

“The Company has authorized 100,000,000 shares of preferred stock at a par value of $0.001 at September 30, 2014.  Preferred shares are convertible to common stock at the rate of one Share of preferred to 1,000 shares of common after notice to the Corporation by the holder, only when there is both sufficient common stock available for conversion and a sufficient number of common stock shares are authorized by the Corporation.  Preferred shares enjoy voting rights at the rate of 1/1000 (one to one thousand) with common stock and shall be entitled to vote when the holders of common stock shall have the right to vote.

The Company has authorized 2,249,000,000 shares of common stock at a par value of $0.001 at September 30, 2014.

The Company relies on capital raised through loans, private placement memorandums to assist in the funding of operations.”

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

Note 12: Subsequent Events, page F-12

18. Please disclose when the certain literary rights, purchased on your behalf and assigned to a third party in exchange for passive participation in exploitation of the rights disclosed here and on page F-24, were purchased. Also disclose the facts and circumstances, and your rights and responsibilities, associated with this transaction, and your accounting for the ongoing relationship.

We have added the following language:

“Certain literary rights were purchased on behalf of the Company on September 3rd, 2014 and the rights were assigned to the third party responsible for said purchase in exchange for passive participation in exploitation of the rights. The third party entity controls the rights of which the Company will receive 12.5% of net proceeds, if any, from exploitation of rights, if any, by the third party entity. The Company has a passive stake in the proceeds, if any, and is not required to fulfill any further objectives or conditions otherwise to secure its position.  The Company will request Quarterly statements from the third party entity to ensure accountability throughout the relationship.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Uncertainties, page 14

19. You disclosure on page 14 that states that you “are not a development stage company” contradicts you statement on page 5 that you “are in the development stage.” Please revise for consistency. Please also revise for clarity in the first sentence, as it currently reads we are not a development stage company and “we have generated any revenues.”

We have revised the language mentioned above to read: “Although we have been in operation for some time, we are still a development stage company, and we have not generated any revenues from our business activities. Thus, we anticipate that we will require additional financing in order to complete our acquisition activities.”

Liquidity and Capital Resources, page 15

20. Please disclose the consequences to you in regard to each debt that is in default so that investors may have a full understanding of the circumstances.

We have added the following language:

“All promissory notes are in default. Notes to Shaun Diedrich  $90,000 and Brian Kistler $594,000 previously has:

a) extended the notes

b) converted the notes to common stock  or

c) forgave portions of the debt.

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

We would anticipate based upon their history they would do a or c.  In the event that they would wish to do b this can only occur if there is both sufficient common stock available for conversion and a sufficient number of common stock shares are authorized by the Corporation.  Currently the Company would have to authorize more shares to accomplish this.”

Future Financings, page 16

21. You disclose here that you have not yet determined a need for future financing. Since you have not yet established a steady stream of revenue, please explain how you intend to pay for the estimated costs you expect to incur as a public company of $40,000 for the twelve months following the effective date of this registration statement disclosed on page 12. Also, your statement here appears to be inconsistent with disclosure elsewhere that you will require additional capital to finance your operations.

We have added the following language:

“We estimate that our costs we expect to incur as a public company will be $40,000 for the twelve months following the effective date of this registration statement. Without increased revenues or financing, we may be unable to absorb such costs, resulting in inability to timely file reports and consequently result in our stock being traded on the “pink sheets,” which, in turn, will adversely affect any active trading market for our common stock and limit how liquid that market may be.”

Acquisition of Sites and Equipment and Other Assets, page 16

22. You state here that you have disclosed several potential acquisition targets. Please cross reference to where such disclosure is located in your filing, and ensure that all associated facts and circumstances regarding such have been disclosed.

We have revised this to state:

"The Company has identified a number of potential acquisition targets, namely a working list of literary properties for Option or Purchase. We have yet to settle upon the appropriate course of action, thus we are not able to calculate future costs of acquisitions.”

Properties, page 16

23. Please revise your disclosure in this section to state briefly the location and general character of any material physical properties of your company and your subsidiaries, and disclose whether you own or rent such properties. In addition, please discuss whether such property is adequate for your business plans. For example, discuss whether the physical property or properties you currently occupy are sufficient for your plans to develop and produce films.

We have revised this to state:

“Mike The Pike Productions Inc. does not own any significant property. It currently leases an office at 9419 East San Salvador Blvd; Suite 105-B 8, Scottsdale, AZ  85258.  The office is approximately 500 square feet and is sufficient for the Company’s current objectives.  Film Production is and will be completed off-site at various locations, as each project deems necessary, if at all.”

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

Executive Compensation, page 17

Background of officers and directors, page 17

Mark B. Newbauer CEO/Founder, page 17

24. Please clarify what you mean by “[i]n early 2012, Newbauer strategized to launch MTP Media Holdings to envelop the Mike the Pike Productions Inc., Spokefish Entertainment and newly acquired subsidiary, Saint James Films, LLC.” In this regard, we note that MTP Media Holdings does not appear to own a significant number of your shares. In addition, if material, please disclose your relationship with MTP Media Holdings in your business section.

We have revised this section to state:

"Mark B. Newbauer CEO/Founder – Age 41

Born December 28, 1973, Mark B. Newbauer graduated from the renowned film and producer's track at Columbia College Chicago as well as The Second City Chicago Training Center where he was a writer, director and performer. His debut short, Dreamkiller, is an ambitious take on Sirhan Sirhan and the events leading up to the RFK assassination. Dreamkiller was winner of "Best of the Fest" at the 1999 New York International Independent Film and Video Festival. Newbauer also worked in the Talent and Literary departments at The Gage Group, an agency with offices in New York and Los Angeles.

After more than a decade in the entertainment industry, Newbauer took his passion for both the art of filmmaking and the business sense necessary for a thriving brand, and launched Mike The Pike Productions Inc., a full-spectrum entertainment firm with a focus in Feature Films and Graphic Novel Entertainment. Recently, Newbauer, obo Mike The Pike, secured the film rights to the World Fantasy Award-winning werewolf thriller, George R.R. Martin's The Skin Trade; and produced White Space, an effects driven sci-fi thriller starring Holt McCallany and Zulay Henao. In early 2012. The Company currently envisions itself as a neophyte media holdings company consisting of Mike The Pike Productions Inc., Spokefish Entertainment and Saint James Films, LLC, which specializes in low-budget, entertaining genre films for the global marketplace.”

25. Please disclose Mr. Newbauer’s age pursuant to Item 401(a) of Regulation S-K.

Mr. Newbauer is 41 and we have included his age as required.

Summary Compensation Table, page 17

26. Please clarify who serves as your CFO. In this regard, we note that you list both Ted Chalmers and James DiPrima as CFO. Please revise for clarity. Similarly, we note that you do not include James DiPrima in your summary compensation table, your Background of officers and directors section, your Security Ownership of Certain Beneficial Owners and Management and you refer throughout the filing to your “two officers and directors.” Refer to page 10. Please revise accordingly.

We have removed all references to Ted Chalmers. He is no longer associated with the Company, as he is not an officer of the company.

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

27. For the stock awards reported in column (e) of your Summary Compensation Table on page 17 please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or a discussion in the Management’s Discussion and Analysis section. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

We have added an appropriate footnote referencing Section J of Note 1 of our Notes to financial statements that can be found accompanying any of our financial statements.

Long-Term Incentive Plan Awards, page 17

28. Your disclosure on page 18 that you have not entered into employment contracts seems to contradict your disclosure on page F-9 that you “entered into an employment agreement with [your] CEO to pay him an annual salary of $60,000.” Please revise for consistency or advise. If your employment agreement with your CEO is still in effect, please file it pursuant to Item 601 of Regulation S-K.

We have deleted the language on page 18 and we are filing the employment agreement entered into with our CEO.

Certain Relationships and Related Transactions and Director Independent, page 18

29. Please identify the subsidiary that “Mr. Newbauer will continue to operate” on page 18.

We have revised this to state:

"Mr. Newbauer will continue to operate the Company.  In addition, Mr. Newbauer is a Producer with a vested personal equity stake in ‘White Space’ as well as a certain literary property in which the Company has passive participation. Once terms are finalized, the Company will fully disclose the same.”

30. We note your disclosure on page F-11 that your CEO contributed to rent and agreed to contribute his accrued salary and your disclosure on page F-12 that your CEO advanced personal funds in the amount of $87,052 and assumed $144,715 in corporate promissory notes. Please disclose these transactions here pursuant to Item 404 of Regulation S-K or tell us why this is unnecessary.

We have added the following language:

“As of September 30, 2014, the Company’s CEO Mark Newbauer had advanced personal funds in the amount of $104,044 to pay various operating expenses.

The Chief Executive Officer personally contributed $6,000 for the payment of rent for the year ended December 31, 2013. The Chief Executive Officer personally contributed the amount of $4,500 for the payment of rent for the nine months ended September 30, 2014 and September 30, 2013 and $1,500 for the three months ended September 30, 2014 and September 30, 2013 respectively.  The amount increased Additional Paid in Capital.”

United States Securities
   and Exchange Commission
Washington, D.C.  20549
January 6, 2015

Market Price of and Dividend on the Registrant’s Common Equity and Related Stockholder Matters, page 18

31. We note your disclosure that “as of June 16, 2014 . . . 0 shares of common stock can be sold pursuant to Rule 144 of the Securities Act of 1933, as amended.” Please disclose when such shares may be sold pursuant to Rule 144, if applicable.

We have reviewed our shareholder list and corrected the statements therein. Upon examination we have determined that 96,005,823 shares are currently eligible for to be sold pursuant to Rule 144. All other shares are either deemed free trading through previous registration or are deemed restricted as control shares. The referenced section now reads as follows:

As of December 23, 2014, there were approximately 33 holders of record of the Company’s common stock.

As of December 23, 2014, 2014: (i) 0 shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, common stock; (ii) 96,005,823 shares of common stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and (iii) 510,000 shares of common stock are being, or has been publicly proposed to be, publicly offered by the Company.

Description of Registrant’s Securities to be Registered, page 18

32. Please delete your sentence that “no securities will be registered at this time” and provide a brief description of the securities you are registering in this registration statement pursuant to Item 202 of Regulation S-K.

The requested language has been deleted, and we have added specifics regarding the underlying shares being registered.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mike the Pike Productions, Inc.

/s/    Mark Newbauer
        Mark Newbauer,
        President and Chief Executive Officer